SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 16)


                         SkyTerra Communications, Inc.*
--------------------------------------------------------------------------------
                                (Name of Issuer)


                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Philip Falcone
                                 450 Park Avenue
                                   30th Floor
                            New York, New York 10022
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 22, 2009
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [x]
3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    42,239,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    42,239,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,239,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    42,239,654

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    42,239,654

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,239,654

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    18,089,908

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    18,089,908

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,089,908

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.6%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    18,089,908

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    18,089,908

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,089,908

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.6%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    61,346,518

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    61,346,518

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    61,346,518

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    70.7%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 83087K107
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    61,346,518

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    61,346,518

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    61,346,518

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    70.7%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 83087K107
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON AUGUST 21, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

ITEM 2(B) OF THE SCHEDULE 13D/A FILED ON AUGUST 21, 2009 IS HEREBY AMENDED AS FOLLOWS (THE REMAINDER OF ITEM 2 FROM THE 13D/A FILED ON AUGUST 21, 2009 REMAINS IN EFFECT):

The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor, New York, New York 10022.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE SCHEDULE 13D/A FILED ON AUGUST 21, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

As of the date hereof the Master Fund may be deemed to beneficially own 42,239,654 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 42,239,654 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 18,089,908 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 18,089,908 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 61,346,518 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 61,346,518 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON AUGUST 21, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On September 22, 2009, a representative of the Reporting Persons informed the Chairman of the Special Committee of the Issuer's Board of Directors that the Reporting Persons had concluded their analysis and consideration of options related to their investment in the Issuer (including the possibility of acquiring all of the outstanding shares of the Issuer's capital stock not currently owned by the Reporting Persons and its affiliates) and their due diligence review of the Issuer. At that time, the representative of the Reporting Persons informed the Chairman of the Special Committee that the Reporting Persons had determined to proceed with a transaction to acquire all of such outstanding shares.

On September 23, 2009, the Issuer, the Master Fund, the Special Fund and Sol Private Corp., a Delaware corporation and indirect wholly-owned subsidiary of the Master Fund and Special Fund ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, the Master Fund and Special Fund (together, the "Funds") have agreed to acquire the Issuer through a merger of Merger Sub with and into the Issuer (the "Merger"), with the Issuer to be the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Issuer will become an indirect wholly-owned subsidiary of the Funds. The purpose of the Merger is to acquire all of the outstanding shares of capital stock of the Issuer not owned by the Reporting Persons.

At the effective time of the Merger (the "Effective Time"), each share of Common Stock and Non-Voting Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by the Funds and their affiliates and shares held by any stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $5.00 in cash (the "Merger Consideration").

Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of Merger Sub will become the directors of the Surviving Corporation, (ii) the officers of the Issuer will become the officers of the Surviving Corporation,
(iii) the certificate of incorporation of the Surviving Corporation will be amended to be in the form of the certificate of incorporation of Merger Sub, and
(iv) the bylaws of Merger Sub will become the bylaws of the Surviving
Corporation.

The completion of the Merger is subject to various conditions set forth in the Merger Agreement including, among others, (A) adoption of the Merger Agreement by vote of holders of a majority of the shares of Common Stock and (B) receipt of FCC approval. Pursuant to the Merger Agreement, the Funds agreed to vote, or cause to be voted, the Shares held by them and their affiliates in favor of adoption of the Merger Agreement. As disclosed previously in this Statement on
Schedule 13D as amended, (a) in addition to the Shares currently owned by the Reporting Persons, (i) the Reporting Persons own (A) warrants that are exercisable for Shares at an exercise price of $0.01 per Share and (B) shares of the Issuer's Non-Voting Common Stock that are exchangeable for Shares, and (ii) Shares, and shares of Non-Voting Common Stock that are exchangeable for Shares, that are held in escrow, and (b) the Reporting Persons have filed applications seeking FCC approval to acquire ownership of additional Shares, including such escrowed Shares, the Shares issuable upon exchange of such shares of Non-Voting Common Stock, and the Shares issuable upon exercise of such warrants. If the requisite FCC approval is received prior to the record date to be established for the stockholder vote on the Merger Agreement, the Reporting Persons could acquire a majority of the issued and outstanding Shares and thereby control enough Shares to assure adoption of the Merger Agreement by the Issuer's stockholders.

The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, which is included as Exhibit AB hereto and is incorporated by reference to this Item 4.

After the Merger, the Issuer will be a privately-held corporation and there will be no public market for the Issuer's stock, price quotations with respect to sales of the Issuer's stock in the public market will no longer be available, registration of the Issuer's stock under the federal securities laws will be terminated, and the Issuer may no longer be required to file periodic reports with the SEC.

This Statement on Schedule 13D does not constitute the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval. The Issuer is required to file with the SEC, and mail to stockholders of the Issuer, a proxy statement and other related documents with respect to the Merger. The proxy statement and such other related documents that will be filed with the SEC should be read carefully and in their entirety when they become available because they will contain important information. Those documents will be available for free (when they become available) through the website maintained by the SEC at http://www.sec.gov.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

ITEM 5 OF THE SCHEDULE 13D/A FILED ON AUGUST 21, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 42,239,654 Shares, constituting 55.2% of the Shares of the Issuer, based upon 76,523,979* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 42,239,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 42,239,654 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 42,239,654 Shares, constituting 55.2% of the Shares of the Issuer, based upon 76,523,979* Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 42,239,654 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 42,239,654 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 18,089,908 Shares, constituting 30.6% of the Shares of the Issuer, based upon 59,100,965* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,089,908 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,089,908 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 18,089,908 Shares, constituting 30.6% of the Shares of the Issuer, based upon 59,100,965* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 18,089,908 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 18,089,908 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 61,346,518 Shares, constituting 70.7% of the Shares of the Issuer, based upon 86,759,491* Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 61,346,518 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 61,346,518 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 61,346,518 Shares, constituting 70.7% of the Shares of the Issuer, based upon 86,759,491* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 61,346,518 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 61,346,518 Shares.

----------
* The number of outstanding shares is based on the 48,865,453 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON AUGUST 21, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On September 23, 2009, the Funds, Merger Sub and the Issuer entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties agreed, among other things to extend the Fourth Closing Date (as defined in the Securities Purchase Agreement previously described on the Schedule 13D/A Filed on April 9,
2008).

See Item 4.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit AB: Agreement and Plan of Merger dated September 23, 2009 among SkyTerra Communications, Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Sol Private Corp.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

September 23, 2009

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 16, dated September 23, 2009 relating to the Voting Common Stock of SkyTerra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone


September 23, 2009

                                    Exhibit B

                Transactions in the Voting Common Stock
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                       Number of Shares
Transaction                    Purchase/(Sold)               Price per Share
-----------                    ---------------               ---------------

                                      None


TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                        Number of Shares
Transaction                     Purchase/(Sold)              Price per Share
-----------                     ---------------              ---------------

                                      None





SK 26666 0002 1031883